Filed Pursuant to Rule 433
Registration Statement No. 333-203433
MARKET-LINKED STEP UP NOTES

Market-Linked Step Up Notes Linked to a Basket of Three Telecommunications Sector Stocks
Issuer	Royal Bank of Canada (“RBC”)
Principal Amount	$10.00 per unit
Term	Approximately two years
Market Measure
An approximately equally weighted basket of three telecommunications sector stocks comprised of CenturyLink Inc. (Bloomberg symbol: “CTL”), AT&T Inc. (Bloomberg symbol: “T”) and Verizon Communications Inc. (Bloomberg symbol: “VZ”) (each, a “Basket Stock”).

Payout Profile at Maturity
•  If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment
•  If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure
•  1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk

Step Up Value	[124% to 130%] of the Starting Value, to be determined on the pricing date
Step Up Payment	[$2.40 to $3.00] per unit, a [24% to 30%] return over the principal amount, to be determined on the pricing date
Threshold Value	100% of the Starting Value
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes and are willing to take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1000275/000114036117001715/formfwp.htm
Exchange Listing	No

This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.

You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of RBC. If RBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	Changes in the price of one of the Basket Stocks may be offset by changes in the prices of the other Basket Stocks.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocks or dividends or other distributions by the issuers of the Basket Stocks.
•
The issuer, MLPF&S and their respective affiliates do not control any company included in the Basket and have not verified any disclosure made by any other company. The companies included in the Basket will have no obligations relating to the notes.

•	The Redemption Amount will not be adjusted for all corporate events that could affect the Basket Stocks.
•	The Basket is concentrated in the telecommunications sector; an investment in the notes involves certain risks associated with an investment in companies in the telecommunications sector.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

RBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBC, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.